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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69479

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

 Velocity Capital, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street – Suite 502
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matteo Amato   (646) 837-0056
                                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name - if individual, state last, first, middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Velocity Capital, LLC
Financial Statement and
Report of Independent Registered
Public Accounting Firm
December 31, 2019
(Public Document)

Velocity Capital, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditor's Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Income.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included above) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included above).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation.
[x]   An Affirmation.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
         the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[ ]   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
      5(e)(3).*

.

AFFIRMATION

I, <u>Matteo Amato</u>, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Velocity Capital, LLC (the "Company") for the year ended December 31, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Matteo Amato
Name

<u>Chief Financial Officer</u>
Title

**Subscribed and sworn
to before me**



_____
2/28/2020



ROBERT E MEYER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6358188
Qualified in Richmond County
Commission Expires 05/08/2021



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Velocity Capital, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Velocity Capital, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Velocity Capital, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Velocity Capital, LLC's management. Our responsibility is to express an opinion on Velocity Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Velocity Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 13 and 14 has been subjected to audit procedures performed in conjunction with the audit of Velocity Capital, LLC's financial statements. The supplemental information is the responsibility of Velocity Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 13 and 14 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Velocity Capital, LLC's auditor since 2018.
New York, New York
February 28, 2020

PrimeGlobal | An Association of Independent Accounting Firms

1

Velocity Capital, LLC
Statement of Cash Flows
For the year ended December 31, 2019

ASSETS

Cash	$	6,905,346
Securities borrowed		60,301,062
Securities owned, at fair value		10,978,324
Receivable from broker-dealers and clearing firms		1,693,597
Deposit with clearing organizations		1,681,421
Receivable from other broker-dealers		766,202
Right-to-use asset		393,795
Prepaid assets and other current assets		136,730
Investment - private company, at fair value		136,579
Not readily marketable securities, at fair value		2,698
Security Deposits		76,345
Furniture and equipment, less accumulated depreciation of $35,670		72,221
Total assets	$	83,144,320

LIABILITIES AND MEMBER'S EQUITY

Securities loaned	$	58,891,384
Securities sold, not yet purchased, at fair value		11,558,905
Payable to broker-dealers and clearing firms		1,086,607
Accounts payable		166,334
Accrued expenses and other liabilities		518,178
Lease liability		435,944
Total liabilities		72,657,352
Member's Equity		10,486,968
Total Liabilities and Member's Equity	$	83,144,320

.

Velocity Capital, LLC
Notes to Financial Statement
December 31, 2019

Note 1 – Organization and Nature of Business

Velocity Capital, LLC (the "Company"), a Nevada corporation, formed on May 6, 2014, is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activities include securities borrow and securities loan activities and acting as a provider for broker dealers and financial institutions to borrow specific securities. The Company is approved by FINRA to self-clear.

On March 1, 2019, the members' of the Company contributed 100% of their equity interests to VCT Holdings, LLC ("VCT"). Subsequently on October 29, 2019 the owners of VCT Holdings, LLC contributed 100% of their equity interests into Nexus Clearing LLC ("Nexus" or "Parent").

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company has all cash on deposit with a major money center bank. The cash balances on deposit exceed Federal Deposit Insurance Corporation insured limits.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to five years).

Securities Borrowed and Securities Loaned Activities
Securities borrowed and loaned result from transactions with other broker and dealers or financial institutions. These are accounted for as collateralized financing transactions whereby the Company records an asset for cash collateral received and a corresponding liability for the obligation to return the collateral to the counterparty. Securities borrowed transactions require the Company to deposit cash or other collateral to the lender. As of December 31, 2019, the Company advanced $60,301,062 of cash collateral with securities lenders and received securities with a market value of $57,896,060 related to those transactions. Securities loaned transactions require the borrower to deposit cash or collateral with the Company. As of December 31, 2019, the Company received $58,891,384 of cash collateral from security borrowers and loaned securities with a market value of $56,411,874 related to those transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2019, the Company's securities loaned/securities borrowed transactions are collateralized by equity securities and are termed for overnight or open basis. Rebate interest expense and income is accrued on securities borrowed and loaned and the related amounts are included in Receivable from broker-dealers and clearing firms or Payable to broker-dealers and clearing firms on the Statement of Financial Condition.

Receivable from other broker-dealers
Receivable from other broker-dealers consist of receivables from Service - locate and Service - BD services revenue. Receivables from Service - locate revenues were $759,323 at December 31, 2019. Receivables from Service - BD services revenue were $6,879 at December 31, 2019. On a periodic basis, the Company evaluates its receivables and establishes a reserve for doubtful accounts if necessary. The Company can adjust the reserve based on multiple factors which include history of past debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. At December 31, 2019, the Company reviewed its receivables from broker-dealers and determined that all are collectible.

Securities Transactions
Securities transactions (securities owned and securities sold, not yet purchased) and the related revenue and expenses are recorded on the trade date basis, as if they had settled. Securities owned and securities sold, not yet purchased are valued at fair value.

Receivables and Payable from broker-dealers and Clearing Firms
Receivable and Payable from broker-dealers and clearing firms consist of the gross rebate interest income and rebate expense related to securities borrowed and loaned.

Accounts Payable
The balances reported in Accounts payable predominantly consists of amounts owed to various vendors for securities related activities.

Accrued expenses and other liabilities
The balances reported in Accrued expenses and other liabilities predominantly consists of interest payables on employee bonuses.

Income Taxes
The Company, as a limited liability company, was not subject to federal and state income tax, however, it was subject to New York City unincorporated business tax ("NYC UBT") from January 1, 2019 through February 29, 2019. Effective March 1, 2019, the Company became a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. The Company's income and loss are reported on its Parent income tax returns. The Parent is subject to NYC UBT and the Company reimburses its Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company adopted ASC 740 which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized int he financial statements and address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company did not have unrecognized tax benefits as of December 31, 2019 and does not expect this to change significantly over the twelve months. The Company will recognize interest and penalties accrued on unrecognized tax benefits as a component of income tax expense. As of December 31, 2019, the Company had no accrued interest or penalties related to uncertain tax positions.

Adoption of New Accounting Standard
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases* ("ASU 2016-02"), which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease

liability on the Statement of Financial Condition. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The Company adopted ASU 2016-02
on January 1, 2019, for its financial statements and related disclosures.

On January 1, 2019, the Company adopted ASU No. 2016-02 "Lease (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the Statement of Financial Condition. The Company adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the available practical expedients, including:

· Carry over of historical lease determination and lease classification conclusions;
· Carry over of historical initial direct cost balances for existing leases;
· Accounting for lease ad non-lease components in contracts in which the Company is a lessee as a single lease component;
· Defining a short-term lease as a lease, at the commencement date, as having lease term of 12 months or less
and does not contain an option purchase the underlying asset that the lease is reasonably certain to exercise.

Recently Issued Accounting Pronouncements
ln June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers, with early adoption permitted. In October 2019, the FASB voted to defer implementation of the standard for smaller reporting companies, such as the Company, to fiscal years beginning after December 15, 2022. The Company has assessed the impact to the financial statements and no material impact was noted.

Note 3- Clearing Arrangements
The Company currently has a clearing agreement with Lek Securities Corporation (LEK) on a fully disclosed basis. As of December 31, 2019 LEK, holds $1,610,733 in deposit.

Note 4- Fair Value Measurements
The Company utilizes various methods to measure the fair value of investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement dates. The three level of inputs are:

Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Velocity Capital, LLC
Notes to Financial Statement
December 31, 2019

Securities owned and securities sold, not yet purchased, traded on national securities exchange are valued at the last sales price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and the last closing asked price if held short. Securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the Company in accordance with US GAAP.

The Company owns Depository Trust & Clearing Corporation common stock. These shares are reflected as non-marketable securities. Management has determined these values to be Level 2 inputs because it has a quoted price in a market that is not active. There were no transfers of securities among levels 1, 2 or 3 during the year ended December 31, 2019.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2019:

| | **Fair Value Measurement** | | | |
| | **December 31, 2019** | | | |
	Level 1	**Level 2**	**Level 3**	**Total**
ASSETS				
Securities owned				
Common stocks	$ 8,818,914	$ -	$ -	$ 8,818,914
Options	2,159,410	-	-	2,159,410
	$ 10,978,324	$ -	$ -	$ 10,978,324
Not readily marketable				
Security	$ -	$ 2,698	$ -	$ 2,698
Private company	-	-	136,579	136,579
	$ 10,978,324	$ 2,698	$ 136,579	$ 11,117,601
LIABILITIES				
Securities sold, not yet purchased				
Common stocks	$ 8,794,303	$ -	$ -	$ 8,794,303
Options	2,764,602	-	-	2,764,602
	$ 11,558,905	$ -	$ -	$ 11,558,905

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5 – Leases

The Company is obligated under a non-cancelable lease for its office space in New York City expiring in January 2022.

Maturities of the obligations under the non-cancelable operating lease as of December 31, 2019 are as follows:

December 31,

2020	$	218,508	
2021		224,521	
2022		19,226	
		462,255	
Less: Imputed interest		26,311	
Total lease liability		435,944	

Supplemental information related to the lease as of December 31, 2019 is as follows:

Weighted average remaining lease term:	2.1 years
Weighted average discount rate:	5.43%
Right-of-use asset obtained in exchange for new operating lease liability	$552,568

Note 6 - Off Balance Sheet Risk, Credit Risks and Concentration
As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2019, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2019 at fair values of the related securities and the will incur a loss if the fair value of the securities increases subsequent to December 31, 2019.

The Company's securities borrowed and securities loaned activities may expose the Company to off-balance sheet risk in the event the counter party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentration
At December 31, 2019, the Company reviewed its receivables and determined that all are collectible. The Company maintains cash accounts with multiple financial institutions and, therefore, are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") limitations. The Company has cash balances in excess of FDIC limits of $6,596,021 at December 31, 2019. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these accounts.

Note 7 - Furniture and Equipment

Furniture and equipment	$107,891
Less: Accumulated depreciation	35,670
	$ 72,221

Note 8- Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2019, the Company had net capital, as defined, of $8,430,855 which was $8,180,855 in excess of its required net capital of $250,000.

Note 9 - Secured Loan Agreement

The Company entered into an agreement with BMO Harris Bank to extend the Company up to $10 million of secured loans on a revolving uncommitted basis. Loans bear interest at the established daily Fed Funds Rate plus 1.50%. Interest is computed on the basis of a year of 360 days. At December 31, 2019 there was no outstanding principal balance.

The Company is required to pay an unused balance fee of 50bps on the average daily unused portion of the loan.

Note 10 – Related Party Transactions

The Company engages in stock borrow/loan transactions and broker dealer services transactions with Quantex Clearing, LLC (n/k/a/ Velocity Clearing, LLC) ("Quantex") an entity that is wholly-owned by VCT, under common control.

At December 31, 2019, assets and liabilities with Quantex consist of:

Assets	
Securities borrowed	$ 7,386,500
Receivable from broker-dealers and clearing firms	85,021
Total assets	$ 7,471,521
Liabilities	
Securities loaned	$ 1,158,300
Payable to broker-dealers and clearing firms	82,097
Total liabilities	$ 1,240,397

Note 11 - Safe Harbor 401K Plan

The Company currently has a Safe Harbor 401K matching plan. The matching contribution equals 100% on the first 6% of participant's compensation which is deferred as an elective deferral. The Company's contribution totaled $41,067 and is included in Compensation and benefits on the Statement of Operations.

Velocity Capital, LLC
Notes to Financial Statement
December 31, 2019

Note 12 - Subsequent Events

The Company has evaluated subsequent events from the statement of Financial Condition date through February 28, 2020 the date these financial statements were available to be issued. There have been $207,605 in capital distributions for the period January 1, 2020 through February 28, 2020.

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